Exhibit 4.1

DESCRIPTION OF COMMON SHARES

The common shares of Perpetua Resources Corp. (the “Corporation” and such shares, the “Common Shares”) are its only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our Common Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Notice of Articles and Articles which are filed as exhibits to the Annual Report on Form 10-K. We are incorporated in the Province of British Columbia, Canada and are subject to the Business Corporations Act (British Columbia) (the “BCBCA”). The Company is authorized to issue an unlimited number of Common Shares without par value, an unlimited number of first preferred shares without par value, and an unlimited number of second preferred shares without par value.

There are no special rights or restrictions attached to any of the Common Shares, which all rank equally as to all benefits which might accrue to the holders of Common Shares.

Holders of Common Shares are entitled to receive notice of and to attend any meetings of shareholders of the Company. At any general meeting, subject to the restrictions on joint registered owners of Common Shares, on a vote by show of hands every shareholder who is present in person or by proxy and entitled to vote has one vote and on a poll, every shareholder entitled to vote has one vote for each Common Share of which he, she or it is the registered owner and may exercise such vote either in person or by proxy. On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way. The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution. Subject to the BCBCA, holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of the Company at its discretion from funds legally available therefor and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attached to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. There are no pre-emptive, subscription, conversion or redemption rights attached to the Common Shares nor do they contain any sinking or purchase fund provisions.

The Corporation currently does not have any outstanding preferred shares; however, if it were to register and issue preferred shares, such preferred shares would rank senior to the Common Shares  with respect to the payment of dividends and the distribution of assets on a liquidation, dissolution or winding up of the Corporation.